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14040335

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

SEC FILE NUMBER
8- 51365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: bd|APCO LLC DBA: Windriver Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3501 N. GLENNWOOD CIRCLE
(No. and Street)

PROVO	UT	84604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE BATES 801.232.2229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STAYNER BATES & JENSEN P.C.
(Name – *if individual, state last, first, middle name*)

510 S. 200 W. #200	SALT LAKE CITY,	UT	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven A. Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of bd | APCO LLC, as of February 24th, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

Managing Member

Title

Notary Public

NOTARY PUBLIC
STATE OF UTAH
My Commission Expires
March 25, 2014

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

bd|APCO, LLC

Financial Statements for the
Year Ended December 31, 2013
and Independent Auditor's Report

CRD # 46284

CONTENTS

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of
bd|APCO, LLC
Provo, Utah

We have audited the accompanying financial statements of bd|APCO, LLC (the Company) which comprise the statement of financial condition as of December 31, 2013 and the related statements of income, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of bd|APCO, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplementary Information on page 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Supplementary Information on page 11 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Supplementary Information on page 11 is fairly stated in all material respects, in relation to the financial statements taken as a whole.

Stayner, Bates & Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
February 17, 2014

bd|APCO, LLC
Statement of Financial Condition
December 31, 2013

ASSETS

CURRENT ASSETS	
Cash and cash equivalents (Note 2)	$ 366,021
Prepaid expenses	145
Total Current Assets	366,166
TOTAL ASSETS	$ 366,166

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$ -
MEMBERS' EQUITY	366,166
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 366,166

The accompanying notes are an integral part of these financial statements.

bd|APCO, LLC
Statement of Income and Changes in Members' Equity
For the Year Ended December 31, 2013

REVENUES	
Interest income	$ 728
TOTAL REVENUES	728
OPERATING EXPENSES	
General and administrative	6,147
TOTAL OPERATING EXPENSES	6,147
NET LOSS	$ (5,419)
MEMBERS' EQUITY, BEGINNING OF YEAR	$ 367,690
Contributions from Members, net	3,895
MEMBERS' EQUITY, END OF YEAR	$ 366,166

The accompanying notes are an integral part of these financial statements.

bd|APCO, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (5,419)
Adjustment to reconcile net loss to net cash used by operating activities:	
Depreciation expense	307
Changes in operating assets:	
Increase in prepaid expenses	(145)
Net Cash Used by Operating Activities	(5,257)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from members, net	3,895
Net Cash Provided by Financing Activities	3,895
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,362)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	367,383
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 366,021
SUPPLEMENTAL INFORMATION	
Cash paid for interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of bd|APCO, LLC (the Company). The Company was originally organized as a Limited Liability Company in the State of Utah in October 1998 as WindRiver Capital, LLC. During the year ended December 31, 2012, the name was changed to bd|APCO, LLC.

The Company offers services to raise money and capital for companies, and to give advice related to mergers and acquisitions. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold funds or securities or owe funds or securities for, or owe money or securities to, customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

c. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash accounts and highly liquid investments with original maturities of three months or less to be cash equivalents.

d. Concentration of Credit Risk

The Company's bank deposits are held in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") to certain levels. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets.

At December 31, 2013, the Company had in its bank accounts $115,967 in excess of the $250,000 per depository institution that is federally insured.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e. Revenue Recognition

Transaction fees (deal fees) are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized as received. Costs connected with transaction fees are expensed as incurred.

f. Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Therefore, no accrual for income taxes has been recorded in the financial statements.

g. Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values because of the short-term nature of these instruments.

h. Impact of New Accounting Pronouncements

The Company has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on the financial statements.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000. At December 31, 2013, the Company had net capital of $366,021 which was $361,021 in excess of its required net capital of $5,000.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

NOTE 5 - SIPC SUPPLEMENTARY REPORT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for the year ended December 31, 2013 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 17, 2014, the date which the financial statements were available to be issued, and noted no material subsequent events that would require disclosure in these financial statements as of December 31, 2013.

bd|APCO, LLC

Computation of Net Capital Requirements Pursuant To Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	366,166
Non-allowable assets (see below)		(145)
NET CAPITAL		366,021
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness		-
Minimum dollar net capital required		5,000
Net Capital required (greater of above amounts)		5,000
EXCESS CAPITAL		361,021
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		366,021
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income		-
Percentage of aggregate indebtedness to net capital		0%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION		366,021
Audit Adjustments		-
NET CAPITAL PER AUDIT REPORT	$	366,021
NON-ALLOWABLE ASSETS		
Prepaid expenses	$	145

PART II

bd|APCO, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2013

Stayner Bates & Jensen P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
bd|APCO, LLC
Provo, Utah

In planning and performing our audit of the financial statements of bd|APCO, LLC as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered bd|APCO, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of bd|APCO, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of bd|APCO, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by bd|APCO, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because bd|APCO, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by bd|APCO, LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of bd|APCO, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that bd|APCO, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at February 17, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, SIPC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stayner, Bates & Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
February 17, 2014